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November 12, 2014

VIA EDGAR CORRESPONDENCE
Folake Ayoola
Senior Counsel, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hudson Pacific Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 3, 2014
File No. 1-34789

Dear Mrs. Ayoola:
On behalf of our client, Hudson Pacific Properties, Inc. (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated September 10, 2014 to the Company’s Form 10-K for the fiscal year ended December 31, 2013, filed March 3, 2014.
For your convenience, we have set forth the Staff’s comment immediately preceding our response.
Form 10-K for the year ended December 31, 2013
General

1.
We note your response to comment 1 of our letter dated August 7, 2014 in which you indicate that you consider FFO to be a meaningful metric for a REIT to assess its operational performance in conjunction with other metrics. In future Exchange Act periodic reports, please include FFO disclosure. Also provide the appropriate GAAP reconciliation and highlight any differences from the NAREIT definition.

Response:
The Company advises the Staff that, in future Exchange Act periodic reports, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, the Company will provide disclosure regarding its FFO. This disclosure will include an appropriate GAAP reconciliation and highlight any differences between the Company’s definition of FFO and the NAREIT definition of FFO.
* * * * *
We are enclosing a letter from Mark T. Lammas, Chief Financial Officer of the Company, containing a statement from the Company acknowledging each of the matters requested by the Staff.
If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (213) 891-8371.

Sincerely,

/s/ Julian Kleindorfer
Julian Kleindorfer, Esq.
of Latham & Watkins LLP

cc: Mark T. Lammas, Chief Financial Officer

November 12, 2014

VIA EDGAR CORRESPONDENCE
Folake Ayoola
Senior Counsel, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hudson Pacific Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 3, 2014
File No. 1-34789

Dear Mrs. Ayoola:
In response to your letter dated September 10, 2014, Hudson Pacific Properties, Inc. (the “Company”) is today submitting to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) a letter from our counsel, Julian Kleindorfer of Latham & Watkins LLP.
Pursuant to the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HUDSON PACIFIC PROPERTIES, INC.

/s/ Mark T. Lammas
Name: Mark T. Lammas
Title: Chief Financial Officer